Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Pricing Supplement No. 65
dated June 23, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Amended Pricing Sheet – June 27, 2006

PLUS due July 20, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the S&P 500® Index
Performance Leveraged Upside SecuritiesSM (“PLUSSM ”)

Offering Price	:	$10 per PLUS
Leverage Factor	:	200%
Maximum Payment	:	$11.25 per PLUS
Aggregate Principal Amount	:	$14,000,000
Initial Index Value	:	1,244.50
Pricing Date	:	June 23, 2006
Settlement Date	:	June 30, 2006, which is the fifth trading day following the pricing date
Index Valuation Date	:	July 18, 2007
Listing	:	AMEX
Ticker Symbol:	:	SND
CUSIP	:	61747S207
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$0.15 per PLUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by called toll-free 1-800-584-6837.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500®” and “S&P 500 Index®” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. “Performance Leveraged Upside Securities” and “PLUS” are our service marks. The PLUS based on the S&P are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the PLUS.

Pricing Supplement No. 65 dated June 23, 2006
Prospecuts Supplement for PLUS dated February 21, 2006
Prospectus dated January 25, 2006